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      QUALITY DINING'S BOARD UNANIMOUSLY REJECTS NBO'S HOSTILE TENDER OFFER

         MISHAWAKA, Ind.--(BUSINESS WIRE)--May 22, 2000-- (Nasdaq/NM:QDIN - news) Quality Dining announced today that its Board of Directors has unanimously recommended that Quality Dining's shareholders reject NBO's $5 per share tender offer and not tender any of their shares.

         In response to the hostile bid commenced on May 9, 2000 by NBO through its wholly-owned subsidiary QDI Acquisition, Daniel B. Fitzpatrick, Chairman, President & CEO, sent a letter to Quality Dining's shareholders on behalf of the Board of Directors explaining the reasons for the Board's recommendation that shareholders not sell any shares to NBO. According to the letter, the Board concluded that the highly conditional offer is inadequate, unlikely to be adequately financed and not in the best interests of the Company or its shareholders. In reaching this conclusion, the Board considered, among other factors, the opinion of McDonald Investments Inc., its financial advisor, that the tender offer price is "inadequate to the Company's shareholders from a financial point of view."

         The Board determined that NBO's offer is similar to the offer that Company shareholders rejected at the last Annual Meeting when NBO's slate of directors and its proposal to terminate the Company's Rights Plan were defeated.

         The Quality Dining Board of Directors released the following statement:
"After a comprehensive review of NBO's offer and the opinion of McDonald Investments Inc., we have determined that NBO's offer is simply the wrong price at the wrong time and is ill-considered and unlikely to succeed."

         The letter also explains the following:

         - The Board's belief that NBO will not be able to arrange the necessary financing to complete its offer. The Board stated that is unaware of any plan or proposal by NBO to refinance the approximately $60 million of indebtedness outstanding under the Company's bank revolving credit agreement that will likely need to be refinanced if NBO completes the offer.

         - The Board's belief that NBO will not be able to obtain the approvals from the Company's franchisors which could result in the forced closure of approximately 100 of the Company's Burger King and Chili's restaurants if NBO completes the offer. NBO has not presented any offer or proposal to obtain these important approvals.

         -   The Board believes that it is unlikely that any responsible lender
             - including NBO's principals - will be willing to provide financing for NBO's offer if satisfactory arrangements are not put in place with the Company's banks and franchisors and that in reality, NBO will not be able to obtain adequate financing and its offer is, in effect, illusory.

         - The Board's belief that neither NBO's $5.00 offer nor the Company's current stock price reflects the inherent value of the Company. The Board views the offer as an attempt by NBO to capture for itself the future growth in revenues, net income and cash flow that the Board believes will be realized from the implementation of the Company's long-term strategy to maximize shareholder value by optimizing cash flow, aggressively reducing debt, improving the Company's restaurant operations and disposing of underperforming assets, coupled with measured growth and a moderate stock repurchase program. As the Company has already made significant progress on each of these initiatives, the Board asked the shareholders for their patience and support while it continues to carry out the work that remains to be done.

         According to Mr. Fitzpatrick, "In addition to an inadequate offer that is not fair to our shareholders from a financial point of view, NBO's offer is not financed, does not contemplate requesting, let alone receiving, important franchisor approvals and jeopardizes the Company's ability to fully implement its long term strategic plan which is currently yielding results. It is now time for NBO to stop wasting the Company's time and resources with their ill-conceived ploy and allow management to return to devoting 100% of its energies to carrying out the Company's long-term strategy."

         The Board urges any shareholders that may have prematurely tendered their shares to request them back from the depository. For information on how to do so, shareholders may contact the Company's Information Agent, Georgeson and Company at 1-800-223-2064.

         A copy of the Board's letter to shareholders is attached.

         Quality Dining owns the Grady's American Grill(R), Papa Vino's Italian Kitchen(TM) and Spageddies Italian Kitchen(TM) concepts and operates Burger King(R) restaurants and Chili's Grill & Bar(R) restaurants as a franchisee. As of May 22, 2000, the Company operates 36 Grady's American Grill restaurants, 5 Papa Vino's Italian Kitchen(TM) restaurants, 3 Spageddies Italian Kitchen restaurants, 71 Burger King restaurants and 29 Chili's Grill & Bar restaurants.

         This press release contains certain forward-looking statements, including statements about the Company's development plans, that involve a number of risks and uncertainties. Among the factors that could cause actual results to differ materially are the following: the availability and cost of suitable locations for new restaurants; the availability and cost of capital to the Company; the ability of the Company to develop and operate its restaurants; the hiring, training and retention of skilled corporate and restaurant management and other restaurant personnel; the integration and assimilation of acquired concepts; the overall success of the Company's franchisers; the ability to obtain the necessary government approvals and third-party consents; the ability of the Company and third party providers to modify or redesign its computer systems to work properly in the year 2000 and the cost thereof; and changes in government regulation, including increases in the minimum wage.